Exhibit 99.1

Absa Life Selects Sapiens to Implement and Modernize its Non-Underwritten Life Insurance Systems

Sapiens CoreSuite for Life and Pensions coupled with Sapiens Cloud Services provides a turnkey solution for expanding Absa’s life business

Holon, Israel, May 31, 2023 — Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that Absa Life, the leading life insurance provider in South Africa in the Consulta South African Customer Satisfaction Index (SA-csi), has chosen Sapiens as their partner to lead their non-underwritten products system transformation. Absa Life intends to implement Sapiens Digital Front End, CoreSuite and BI Intelligence for Life and Pensions, supported by Sapiens Cloud Services, running on AWS.

Sapiens was selected for its proven experience in complex banking ecosystem integrations and bancassurer implementations, providing an end-to-end, cloud-first, digitally enhanced platform which will enable the business to modernize and provide Absa Life a platform for growth.

Absa Life chose Sapiens as a partner following the selection of Sapiens IDITSuite and ReinsuranceMaster for Short Term business coupled with a recent DigitalSuite proof of concept in the Life space. The open architecture nature of CoreSuite will expedite new business initiatives and drastically speed up Absa Life’s multi-channel go-to-market strategy.

Sapiens CoreSuite for Life and Pensions will empower Absa Life with a wide range of fully embedded data management and analytics capabilities. Its inherent integration of Sapiens API Conductor (ACE) ensures digitalisation is built-in and APIs can be configured, managed and orchestrated to rapidly achieve digital initiatives.

“We are proud to extend our existing partnership with Absa and once again be their vendor of choice for this turnkey Core non-underwritten Life transformation project. Sapiens will closely support Absa throughout their modernisation and transformation programme,” said Roni Al-Dor, Sapiens President & CEO. “Our comprehensive solutions and strong Cloud and Operations infrastructure will enable Absa to grow their business by rapidly entering new markets and providing their end-customers with best-in-class digital journeys whilst helping modernize their existing legacy portfolios.”

Sapiens CoreSuite empowers insurers to quickly and easily tailor and launch new life insurance products through a variety of low-code/no-code configuration tools as well as support their existing product portfolios. It streamlines premium payment processes and client management features, in addition to further enhancements for Policy Service transactions driven from the at-a-glance Policy Dashboard. Sapiens Cloud Services empowers companies to focus on core business objectives, eliminating IT bottlenecks, with support and maintenance services providing proactive management.

www.sapiens.com

About Absa Bank Limited

Absa Bank Limited (‘Absa Bank’) is a wholly-owned subsidiary of Absa Group Limited, which is listed on the Johannesburg Stock Exchange and is one of Africa’s largest financial services groups. Absa offers a range of retail, business, corporate and investment banking and wealth management and insurance products and services primarily in South Africa and Namibia.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative, and agile. With more than 40 years of industry expertise, Sapiens’ cloud-based SaaS insurance platform offers pre-integrated, low-code capabilities across core, data and digital domains to accelerate our customers’ digital transformation. Serving over 600 customers in 30 countries, Sapiens offers insurers across property and casualty, workers’ compensation, and life insurance markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management.

For more information visit https://sapiens.com or follow us on LinkedIn.

Media and Investor’s Contact

Yaffa Cohen-Ifrah
Chief Marketing Officer &
Head of Investor Relations, Sapiens
yaffa.cohen-ifrah@sapiens.com

Forward-Looking Statements

Certain matters discussed in this press release that are incorporated herein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to pandemic risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

www.sapiens.com